SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 12, 2006, regarding Telefónica de Argentina S.A.’s capital stock reduction.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, December 12th, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. - Capital Stock Reduction

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company“), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, pursuant to the provisions of section 23 of the Listing Regulation in order to report that on December 11, 2006, the Comisión Nacional de Valores [Argentine SEC] resolved to remove the restrictions the partial cancellation of the public bid authorization for P/V $1,047,632,399.40 was subject to as well as the authorization for the par value conversion of stock from $1 par value to $0.10 par value.

Yours sincerely,

/s/ Pablo Luis Llauró

Pablo Luis Llauró Attorney Telefónica de Argentina S.A.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 12, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel